Exhibit (a)(5)(C)

EFiled: Nov 13 2012 05:05PM EST Transaction ID 47699461 Case No. 8029-

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

)
IRA J. GAINES AND SUNSHINE WIRE	)
AND CABLE DEFINED PENSION	)
BENEFIT PLAN DATES 1/1/92,	)
	)	C.A. No.
Plaintiffs,	)
)
-v-)
)
TITANIUM METALS CORP., HAROLD C.	)
SIMMONS, KEITH R. COOGAN, GLENN R.	)
SIMMONS, THOMAS P. STAFFORD,	)
STEVEN L. WATSON, TERRY N.	)
WORRELL, PAUL J. ZUCCONI, AND	)
PRECISION CASTPARTS CORP.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, for their complaint allege as follows:

Summary of Action

1. This is a class action brought by shareholders of defendant Titanium Metals Corporation (“Timet” or the “Company”) against the members of Timet’s Board of Directors (the “Board”) and Precision Castparts Corp. (“PCC”), arising out of their breaches of fiduciary duty (or, in the case of PCC, its aiding and abetting breaches of fiduciary duty), in connection with PCC’s proposal to acquire all the outstanding publicly held shares of Timet for $16.50 per share (the “Proposed Acquisition”) for a total purchase price of approximately $2.9 billion.

2. The Proposed Acquisition is being entered into in order to alleviate or avoid certain obligations that the individually named defendants and members of the Company’s Board (the “Individual Defendants”) are obligated to undertake pursuant to the settlement (“Settlement”) of two derivative actions: Louisiana Municipal Police Employees’ Retirement

System v. Simmons, C.A. N. 7059-CS, pending in this Court (the “Louisiana Action”); and Bauman v. Simmons, et al, Civil Action No. 11-3607, pending in the United States District Court for the Northern District of Texas (the “Bauman Action,” together with the Louisiana Action, the “Derivative Actions”).

3. Under the Settlement, the Company must adopt a new related party policy, and then create a committee of independent directors that must within 90 days of the execution of the Stipulation of Settlement (which occurred on or about October 9, 2012) investigate the Company’s past related party transactions. The Company must then provide a report of such misconduct by January 31, 2013, which is to be published in the Company’s proxy.

4. The Settlement next requires that the Company’s controlling shareholder, Harold C. Simmons (“Simmons”), and other members of the Board take appropriate corrective action to deal with Simmons’ self-dealing, and the Board’s failure to supervise such self-dealing as may be found in the report. Presumably such corrective action will include eliminating or revising certain loans and other transactions with Simmons related entities. The release (“Release”) portion of the Settlement is not effective until all such steps have been taken.

5. In an obvious attempt to avoid these measures, eliminate any further derivative liability that they have as a consequence of the investigation and avoid taking any corrective action that could be detrimental to Simmons’ related entities, which are parties to these related transactions, the Individual Defendants, led by controlling shareholder Simmons, have fraudulently entered into the Proposed Acquisition with PCC, the Company’s largest customer.

6. The Proposed Acquisition is to be effected through a tender offer commencing on November 20, 2012, only 10 days after the announcement of the Proposed Acquisition, and is to close through a second step merger, by year end — before the Settlement is to be finalized.

7. As a result of the Proposed Acquisition, Timet’s shareholders will lose standing to continue prosecuting the Derivative Actions and Defendants can avoid the obligations of the Settlement. The Proposed Acquisition is thus, a sham and/or fraudulent transaction, a primary, if not sole, purpose of which is to avoid the obligations of the Settlement, any additional liability which may not be released as a result of the Settlement and the “correction” of any related party transactions.

8. Simmons’ self-dealing transactions, which have bolstered the finances of his related companies at the expense of Timet, and in which the Individual Defendants at minimum acquiesced, have damaged Timet, and significantly diminished its value such that the Proposed Acquisition is not providing fair value for the minority shareholders. On information and believe, PCC is paying no value in the Proposed Transaction for the derivative claims.

9. Alternatively, even if the sole purpose of the Proposed Sale is not to avoid further liability and disclosure under the Settlement, the Proposed Sale does not pass the entire fairness standard.

10. Thus, Plaintiffs bring this action on behalf of all shareholders who are and will be damaged if this transaction is allowed to proceed.

11. This action is not released under the terms of the Release as the Proposed Acquisition was announced on November 9, 2012, and thus did not exist on the date that the Stipulation of Settlement in the Derivative Actions was executed, as required under the Release.

Parties

12. Plaintiffs, Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, are and at all relevant times have been shareholders of Timet.

13. Defendant Timet is a publicly traded Delaware company based in Dallas Texas. Timet’s principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas. Timet is one of the world’s leading producers of titanium melted and mill products. PCP is one if its largest customers. Timet is named herein solely for the purpose of full and complete relief.

14. Simmons has been Chairman of the Timet Board since November 2005 and is the majority shareholder of Timet, controlling over 54% of the outstanding shares both directly and through various trusts, or related entities.

15. Those entities, of which Simmons is a controlling shareholder, include several public companies: Kronos Worldwide, Inc. (“Kronos”), Valhi, Inc. (“Valhi”), CompX International, Inc. (“CompX”) and NL Industries (“NL”).

16. Simmons also controls substantially all of the voting shares of Contran Corporation (“Contran”), which is the parent corporation of the consolidated tax group that includes Valhi, NL and CompX.

17. All of Contran’s outstanding voting stock is held by Simmons or his relatives or trusts over which Simmons has control. Contran owns 100% of Dixie Rice, which in turn, owns 100% of the shares of Valhi Holdings Company (“VHC”). In addition, Simmons is the Chairman of the Board and Chief Executive Officer of NL, and is the Chairman of the board of Valhi, VHC, Kronos, Dixie Rice and Contran.

18. Valhi owns approximately 50% of the outstanding common stock of Kronos, and NL owns approximately 30% of Kronos’ outstanding stock. In addition, Valhi owns approximately 83% of NL’s outstanding common stock. NL owns 87% of CompX stock. Therefore, by virture of his control over Valhi, Simmons is the controlling shareholder of Kronos, NL, and CompX.

19. Simmons controls a significantly higher percentage of the shares of some of the other related companies than he controls of Timet. For example, he controls approximately 95% of Valhi, 86% of NL, and 86% of CompX.

20. Defendant Keith R. Coogan (“Coogan”) has served on the Board since 2006 and is currently a member its audit, management development and compensation and nominations committees. He also is a director of Kronos Worldwide, for which he serves on the audit and management development committees.

21. Defendant Glenn Simmons (“G. Simmons”) has served on the Board since 1999. Since 1987, he has been the Vice Chairman of the Board of Valhi and Contran. He is also a director of NL and Kronos, and the Chairman of the board of Keystone and CompX. He is Simmons’ brother.

22. Defendant Thomas P. Stafford (“Stafford”) has served on the Board since 2006, and also served as a director from 1996 to 2003. Like G. Simmons, he is also a director of NL, serving as a member of its audit and management development committees.

23. Defendant Steven L. Watson (“Watson”) has served as the Company’s vice chairman since 2005, and has been on the Board since 2000. Since 2006, he has been Timet’s Chief Executive Officer. As such, Watson is dependent on Simmons for his livelihood. Watson has also served as the chief executive officer and vice chairman of Kronos Worldwide, an entity for which G. Simmons, Coogan and Simmons have acted as directors or executives; the president and a director of Valhi; and a director of CompX and NL.

24. Defendant Terry N. Worrell (“Worrell”) has been on the Board since 2007, and had previously served on the Board in 2003. He is currently a member of Timet’s audit, management development and compensation and nominations committees. He has served as a director of NL since 2003, and has served on its audit, management development and compensation committees. He further serves as a trustee of the Children’s Medical Foundation of Texas to which Simmons has pledged millions of dollars.

25. Defendant Paul J. Zucconi (“Zucconi”) has been on the Board since 2002 and is member of its audit committee.

26. The individual defendants’ named above are hereinafter referred to as the “Individual Defendants.”

Class Action Allegations

27. Plaintiffs bring this action on their own behalves and as a class action on behalf of all holders of Timet shares who are being harmed and will be harmed by Defendants’ actions (the “Class”). Excluded from the Class are the Defendants, any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

28. This action is maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. There are more than 175 million common shares of Timet issued and outstanding.

30. There are questions of law and fact that are common to the Class and which predominate over questions affecting any individual Class member. The common questions include:

(a)	Whether the Individual Defendants have breached their fiduciary duties;

(b)	Whether Simmons is engaged in self-dealing;

(c)	Whether the Individual Defendants have undertaken the Proposed Acquisition in order to avoid the duties and obligations under the Settlement and thus whether the transaction is a sham and a fraud that should enjoined;

(d)	Whether the Proposed Acquisition is the product of an unfair price and process;

(e)	Whether PCC has aided and abetted the other defendants’ breaches of fiduciary duty; and

(f)	Whether Plaintiffs and other members of the Class will sustain irreparable injury.

31. Plaintiffs’ claims are typical of the claims of other members of the Class, and Plaintiffs do not have any interests adverse to the Class.

32. Plaintiffs are adequate representative of the Class, and have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

Factual Allegations

The Proposed Acquisition

33. On November 9, 2012, the Company announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with PCC, one of its major customers.

34. Under the terms of the Merger Agreement, PCC has agreed to acquire all the Company’s outstanding shares of common stock by way of a tender offer commencing on November 20, 2012, in a transaction that is due to close by year end — several weeks before the newly created committee of Timet, under the Settlement, must issue its report on the Company’s unfair related party transactions with Simmons and his entities.

35. Under the terms of the Merger Agreement, PCC is supposed to commence a tender offer by November 20, in order to acquire all shares of the Company other than those held by Simmons’ entity Contran, for $16.50 per share, an acquisition price which is based upon a stock price that has been depressed by Simmon’s self-interested and unfair transactions. To the extent that any shares are not tendered, PCC has then agreed to engage in a second step merger at the same price. The Proposed Merger is subject to the tender by a majority of the minority of shareholders. Contran has already agreed to tender its 45% of Timet’s shares.

36. The Proposed Merger was purportedly negotiated by a special committee of independent Board members — although every Board member was sued in the Derivative Actions and thus not one of the Board members could be considered independent. They each had an incentive to eliminate the Company’s obligations under the Settlement as the contemplated investigation could demonstrate his own breach of fiduciary duties to the Company’s minority shareholders and the extent to which he is beholden to Simmons. It could also result in corrective action that would undo transactions with entities for which he acts as an officer and director and thus could raise issues of his liability with respect to those entities.

37. The Proposed Acquisition is thus grossly unfair and its timing leaves little doubt that it is being affected for the purpose of enabling Simmons and the Board to avoid their obligations under the Settlement and to eliminate the standing of the derivative plaintiffs.

The Derivative Actions

38. The Settlement is the culmination of the Louisiana and Bauman Actions.

39. The Derivative Actions allege that Simmons, as Timet’s Chairman and controlling shareholder, with the acquiescence of Timet’s Board, which Simmons controls, has engaged in a long standing pattern and practice of self-dealing, while failing to disclose such transactions to Timet’s shareholders. In doing so, the Derivative Actions allege, Simmons and the Board breached both the Company’s policies concerning related party transactions and their fiduciary duties.

40. Such related transactions include at least the following transactions:

(1)	A below market rate loan made by Timet to Contran;

(2)	A separate, below market rate credit facility made by the Company to Contran that was never approved by the Company’s “independent directors”;

(3)	A below market rate loan to CompX;

(4)	A group risk management program in which the Company and several Simmons related parties participated;

(5)	The Company’s purchase of utility services from a related party that was never approved by the Company’s independent directors;

(6)	The Company’s participation in an information technology program run by Contran, that was never approved by the Company’s independent directors;

(7)	Self-dealing transactions with Valhi; and

(8)	Self-dealing transactions with NL.

41. As a consequence of these related party transactions, the value of Timet was diminished and, thus, its stock value depressed. For the most party, Simmons owns a substantially greater percentage of Contran shares than Timet shares so that these related party transactions inured to his benefit. Most of these transactions were blindly approved the Board — almost all of whom are Simmons’ cronies and sit on the boards of his related companies.

42. A Stipulation of Settlement settling the Derivative Actions was entered into on about October 9, 2012, and notice of the Settlement has been disseminated.

43. The Stipulation of Settlement does not mention any potential transaction.

44. With a report on Simmons’ and the Board’s wrongdoing looming, in order to avoid their obligations under the Derivative Settlements, on about November 9 the Board approved the Proposed Acquisition by PCC.

45. The Proposed Acquisition and tender offer are not only shams being effected solely to avoid the Individual Defendants’ obligations and disclosures under the Settlement without providing any value for the derivative claims, but are being effected at a grossly unfair price that offers minority shareholders an ostensible “premium” based upon a stock price which has been depressed by Simmons’ self-dealing.

46. The Proposed Merger offers shareholders significantly less than the price at which the stock has traded over even the past two years. During that time, the stock has traded at over $20 per share.

47. Although the Merger Agreement has a 45-day “go shop” provision, given Simmons’ and the Boards’ self-interest to have a transaction completed before year end, such a go shop is similarly illusory.

48. Thus, Plaintiffs bring this action on behalf of all shareholders who are and will be damaged if this Proposed Acquisition is allowed to proceed.

Fiduciary Duties of the Individual Defendants

49. By reason of the Individual Defendants’ positions with the Company, as officers and/or directors, they are in a fiduciary relationship with the Company and its shareholders, and owe the Company and its shareholders a duty of highest loyalty and due care.

50. Moreover, where the transaction is a self-interested director transaction, or which involves a controlling shareholder, as this transaction, the Board has the duty to insure that the process and price are entirely fair.

51. Simmons, as controlling shareholder, owes fiduciary duties to the minority of loyalty and due care.

52. As indicated above, the process through which the Propose Acquisition was obtained was not fair, and was purportedly negotiated by an “independent” committee whose members have an interest in avoiding issuing a report that could implicate them, and their controlling shareholder, Simmons and force Simmons to take corrective action potentially modifying self-dealing transactions in which he has engaged for the benefit of his related parties, thereby negatively impacting his related entities.

53. The “independent directors” many of whom are officers and/or directors of these related entities, further have conflicts of interest in finding that Simmons has engaged in self-dealing related party transactions which have benefited these entities but have damaged Timet.

54. Moreover, the price at which the Proposed Sale will occur is unfair, in that it is based upon a stock price which has been diminished and depressed by Simmons’ self-dealing acts, which have damaged Timet.

First Cause of Action Against the Individual

Defendants for Breach of Fiduciary Duty

55. Plaintiffs repeat and reallege each and every allegation stated above as if fully set forth herein.

56. The Individual Defendants, including Simmons as controlling shareholder, are violating their fiduciary duties of care and loyalty to Timet’s public shareholders, and are acting to put their own interests ahead of those of the Company and its shareholders. Specifically, the

Individual Defendants are violating their fiduciary duties by placing Simmons’ and their own interests ahead of those of the Company and its minority shareholders, and in entering into a transaction that is neither procedurally nor substantively fair to Timet shareholders, and which may have as its sole purpose the avoidance of obligations and potential liability arising from the Settlement.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment for their own self-interests and for the interests of Simmons and his other entities.

58. Unless the Proposed Acquisition is enjoined, the Individual Defendants, including Simmons as a controlling shareholder, will continue to breach their fiduciary duties owned to Plaintiffs and the Class.

Second Cause of Action Against PCC for Aiding

and Abetting a Breach of Fiduciary Duty

59. Plaintiffs repeat and reallege each and every allegation stated above as if fully set forth herein.

60. PCC is aiding and abetting the Individual Defendants’ breaches of fiduciary duties, and is an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties.

61. Plaintiffs and members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand relief, in Plaintiffs’ favor and in favor of the Class, against Defendants as follows:

(a)	Declaring that this action be properly maintained as a class action;

(b)	Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition;

(c)	Rescinding, to the extent already implemented, the Proposed Acquisition, or any of the terms thereof;

(d)	In the alternative, awarding rescissory or other damages for defendants’ wrongdoing;

(e)	Awarding Plaintiffs the costs and expenses of this action, including reasonable attorneys’ fees and expert fees; and

(f)	Granting such further and other relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19801
(302) 656-4433
Attorneys for Plaintiffs

OF COUNSEL:

THEGRANTLAWFIRM, PLLC

Lynda J. Grant, Esq.

521 Fifth Avenue, 17th Floor

New York, NY 10175

(212) 292-4441

November 13, 2012